EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 333-69741 and 333-127544 on Form S-3 and Registration Statements No. 333-129538 and 333-84447 on Form S-8 of our report dated February 22, 2007, relating to the consolidated financial statements and financial statement schedules of CNA Financial Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph concerning a change in method of accounting for defined benefit pension and other postretirement plans in 2006), and of our report dated February 22, 2007 on management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of CNA Financial Corporation and subsidiaries for the year ended December 31, 2006.
DELOITTE & TOUCHE LLP
Chicago, Illinois
February 22, 2007